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# FORM X-17A-5
# PART III

Washington DC

SEC FILE NUMBER

8- 68491

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/18_____AND ENDING_____12/31/18_____
                                          MM/DD/YY                                      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   **FWS Retirement Services, LLC**

| | OFFICIAL USE ONLY |
|---|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box  No.)

**425 California Street, Suite 2400**

| | FIRM I.D. NO. |
|---|---|

(No. and Street)

| **San Francisco** | **California** | **94104** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS  REPORT

**Craig Hasday**                                                                 **(415) 399-6335**

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst Wintter & Associates LLP**

(Name – *if individual, state last, first, middle  name*)

| **675 Ygnacio Valley Road, Suite A200** | **Walnut Creek** | **California** | **94526** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE  ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.    See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, **Craig Hasday**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FWS Retirement Services, LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

_____

_____

_____
_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FWS Retirement Services, LLC

## Table of Contents

## Report of Independent Registered Public Accounting Firm

To the Members of
FWS Retirement Services, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FWS Retirement Services, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst Wintter + Associates LLP*

We have served as the Company's auditor since 2011.
Walnut Creek, California
March 12, 2019

# FWS Retirement Services, LLC

## Statement of Financial Condition

## December 31, 2018

| Assets | |
| --- | --- |
| Cash | $ 252,284 |
| Referral fees receivable | 427,611 |
| Prepaid expenses | 831 |
| **Total Assets** | **$ 680,726** |

| Liabilities and Members' Equity | |
| --- | --- |
| **Liabilities** | |
| Accounts payable | $ 17,750 |
| **Total Liabilities** | 17,750 |
| **Members' Equity** | |
| Class A, 2 units | 371,089 |
| Class B, 5 units | 291,887 |
| **Total Members' Equity** | 662,976 |
| **Total Liabilities and Members' Equity** | **$ 680,726** |

The accompanying notes are an integral part of these financial statements.

# FWS Retirement Services, LLC

**Statement of Income**

**For the Year Ended December 31, 2018**

| | |
|---|---|
| **Revenue** | |
| Referral fee income | $ 3,634,681 |
| **Total Revenue** | 3,634,681 |
| | |
| **Operating Expenses** | |
| Professional fees | 29,500 |
| Regulatory fees | 3,459 |
| Other operating expenses | 8,406 |
| **Total Expenses** | 41,365 |
| **Net Income** | $ 3,593,316 |

The accompanying notes are an integral part of these financial statements.

# FWS Retirement Services, LLC

**Statement of Changes in Members' Equity**

**For the Year Ended December 31, 2018**

|  | Class A Members | Class B Members | Total |
|---|---|---|---|
| January 1, 2018 | $ 341,353 | $ 273,284 | $ 614,637 |
| Contributions | 11,214 | 28,035 | 39,249 |
| Distributions | (2,150,585) | (1,433,641) | (3,584,226) |
| Net income | 2,169,107 | 1,424,209 | 3,593,316 |
| **December 31, 2018** | $ 371,089 | $ 291,887 | $ 662,976 |

The accompanying notes are an integral part of these financial statements.

4

# FWS Retirement Services, LLC

**Statement of Cash Flows**

**For the Year Ended December 31, 2018**

| | |
|---|---:|
| **Cash Flows from Operating Activities** | |
| Net income | $ 3,593,316 |
| | |
| Adjustments to reconcile net income | |
| to net cash provided by operating activities: | |
| | |
| (Increase) decrease in: | |
| Referral fees receivable | (92,448) |
| Prepaid expenses | (831) |
| | |
| Increase (decrease) in: | |
| Accounts payable | 7,750 |
| **Net Cash Provided by Operating Activities** | 3,507,787 |
| | |
| **Cash Flows from Financing Activities** | |
| Member contributions | 39,249 |
| Member distributions | (3,584,226) |
| **Net Cash Used by Financing Activities** | (3,544,977) |
| | |
| **Net Decrease in Cash** | (37,190) |
| Cash at beginning of year | 289,474 |
| **Cash at End of Year** | $ 252,284 |

The accompanying notes are an integral part of these financial statements.

# FWS Retirement Services, LLC

## Notes to the Financial Statements

## December 31, 2018

### 1. Organization

FWS Retirement Services, LLC (the "Company") was organized as a Delaware limited liability company on April 27, 2009. The Company was formed as an accommodating broker dealer to receive referral fees on the sales of retirement plan products and investment advisory services. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in November 2010.

### 2. Significant Accounting Policies

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that are required to be recorded at fair value on a recurring basis.

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2018, the Company held a single cash account, and there were no cash equivalents.

**Accounts Receivable**
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

**Income Taxes**
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2018.

# FWS Retirement Services, LLC

## Notes to the Financial Statements

## December 31, 2018

### 3. Recently Issued Accounting Pronouncements

**ASU 2016-13** *Financial Instruments - Credit Losses (Topic 326)* **("ASU 2016-13")**
In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

### 4. Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), that defines how companies report revenues from contracts with customers and requires enhanced disclosures. The Company adopted ASU 2014-09 as of January 1, 2018 and elected to use a full retrospective approach. Therefore, any cumulative effect of applying the new standard would be presented at the earliest period reflected on the financial statements. The implementation of ASU 2014-09 did not result in a cumulative-effect adjustment at the date of adoption and had no material impact on the Company's financial statements for the year ended December 31, 2018.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

#### Referral Fees
Referral fees are calculated as a percentage of both member commissions from the placement of retirement plan products and member advisory fees from investment advisory services performed. Historically, referral fees were recognized as of the trade date of the underlying services. Under the new revenue standard, since the performance obligation is deemed to be fulfilled as of the trade date, the Company continues to recognize referral fees at such time.

# FWS Retirement Services, LLC

## Notes to the Financial Statements

## December 31, 2018

### 4. Revenue from Contracts with Customers *(continued)*

**Contract Balances**

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Typically, the Company receives payment from the customer in the month following the trade date. Therefore, a receivable is recognized since the performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers totaled $335,163 and $427,611 as of January 1, 2018 and December 31, 2018, respectively. There was no deferred revenue at January 1, 2018 or December 31, 2018. The Company does not incur any expenses to obtain or fulfill contracts with customers.

### 5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $234,534, which exceeded the requirement by $229,534.

### 6. Related Party Transactions

The Company has an Expense Sharing Agreement with Frenkel Benefits, LLC ("FB"), the Company's managing member and holder of class A units. FB pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate FB. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

### 7. Member Interests

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class A member units and Class B member units, but shall have no right to create a class of units superior to the Class A units without written consent of a majority of the Class A members.

In accordance with the Agreement, the Class A members are allocated 100% of the gross revenue they generate plus 1% of the Class B members gross revenue. The Class B members are allocated 99% of the gross revenue they generate. The net pass through income and expenses, as defined, shall be allocated annually to each member. During 2018, distributions of $2,150,585 to the class A members and $1,433,641 to the class B members were made in accordance with the Agreement.

### 8. Risk Concentration

The Company's cash consists of cash held at one financial institution where the balances of accounts may exceed government insurance limits during the year. At December 31, 2018, the Company's cash balance exceeded these limits by $2,284.

### 9. Subsequent Events

The Company has evaluated subsequent events through March 12, 2019 the date which the financial statements were issued.

*SUPPLEMENTAL INFORMATION*

# FWS Retirement Services, LLC
## Schedule I

## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission

## As of December 31, 2018

| | | |
|---|---|---:|
| **Net Capital** | | |
| Total members' equity | $ | 662,976 |
| | | |
| Less: Non-allowable assets | | |
| Referral fees receivable | | 427,611 |
| Prepaid expenses | | 831 |
| Total non-allowable assets | | 428,442 |
| **Net Capital** | | 234,534 |
| | | |
| Net minimum capital requirement of 6 2/3% of aggregate | | |
| indebtedness of $17,750 or $5,000, whichever is greater | | 5,000 |
| **Excess Net Capital** | $ | 229,534 |

## Reconciliation with Company's Net Capital Computation
## (Included in Part II of Form X-17A-5 as of December 31, 2018)

There were no difference between the Computation of Net Capital above and the corresponding schedule included in the Company's amended December 31, 2018 Part IIA FOCUS filing.

**FWS Retirement Services, LLC**
Schedule II


**Computation for Determination of Reserve Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2018**


An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).


**Information Relating to Possession or Control Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2018**


An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

## Review Report of Independent Registered Public Accounting Firm

To the Members of
FWS Retirement Services, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) FWS Retirement Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ernst Wintter + Associates LLP*

Walnut Creek, California
March 12, 2019

# FWS Retirement Services, LLC

## 425 California Street

## Suite 2400

## San Francisco, CA 94104

Date:   February 6, 2019

RE:     SEA Rule 15c3-3 Exemption Report

I, Craig Hasday, Principal Officer of FWS Retirement Services, LLC (the "Company") represent the following:

1.  The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;

2.  The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and

3.  There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Craig Hasday
Principal Officer